OPERATING AGREEMENT
(a/k/a Limited Liability Company Agreement)

OF

RODEO DONUT, LLC

Effective May 6, 2016

OPERATING AGREEMENT
(a/k/a Limited Liability Company Agreement)
OF
RODEO DONUT, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") is made, entered into, and effective as of May 6, 2016, by and among the persons and entities whose signatures appear on the signature page hereof.

ARTICLE I
DEFINITIONS

The following capitalized terms, when used in this Agreement, shall have the meanings shown opposite such terms below:

"Act" means the Washington Limited Liability Company Act, RCW Chapter 25.15, as codified on the effective date of the Agreement and as it may subsequently be amended from time to time.

"Agreement" has the meaning set forth in the first paragraph hereof.

"Capital Account" means the capital account determined and maintained for each Member pursuant to Section 8.3.

"Capital Contribution" means any cash contribution to the capital of the Company in exchange for, or with respect to, a Membership Interest. The Capital Contribution of each Member shall be set forth in Schedule I attached hereto, as the same may be amended from time to time.

"Certificate of Formation" means the certificate of formation pursuant to which the Company was formed, as originally filed with the office of the Secretary of State of Washington on May 6, 2016, and as it may subsequently be amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended or corresponding provisions of subsequent superseding federal revenue laws.

"Company" means "Rodeo Donut, LLC," the entity that was formed by filing the Certificate of Formation.

"Committed Capital" means the total initial Capital Contributions made for Investor Member Units as set forth in Schedule I. For the purposes of this Agreement, the amount of Committed Capital shall be based upon the Company's initial round of equity funding, and shall not be (a) increased in the event of subsequent funding rounds or additional Capital Contributions by holders or purchasers of Investor Member Units, or issuance of new Investor

Member Units, or (b) decreased by return of Capital Contributions to any holder of Investor Member Units.

"Company Minimum Gain" has the same meaning as the term "partnership minimum gain" in Regulations §§ 1.704-2(b)(2) and 1.704-2(d).

"Deficit Capital Account" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments: (a) credit to such Capital Account any deficit balance thereof that such Member is treated as obligated to restore pursuant to Regulation § 1.704-l(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentence of Regulations §§ 1.704-2(g)(1) and (i)(5); and (b) debit to such Capital Account the items described in Regulations §§ 1.704-l(b)(2)(ii)(d)(4), (5) and (6). This definition is intended to comply with the provisions of Regulations §§ 1.704-l(b)(2)(ii)(d) and 1.704-2, and shall be interpreted consistently with those provisions.

"Distributable Cash" means, with respect to any fiscal period, all cash received by the Company in such period, less the sum of the following, to the extent paid or set aside by the Company with respect to such period: (a) principal and interest payments on indebtedness of the Company and other sums paid or payable to lenders; (b) Reserves; (c) cash expenditures necessary for the normal operation of the Company's business; (d) any costs associated with the sale of the Company's assets, including but not limited to, taxes, commissions and closing costs; and (e) any compensation and reimbursement due to the Managing Member as set forth in Section 5.8 below. Distributable Cash shall not include any amounts attributable to Capital Contributions.

"Fiscal Year" has the meaning set forth in Section 11.4 below.

"Investor Member" means the holder of Investor Member Units.

"Investor Member Units" means Units that shall entitle a holder thereof to share in Net Profits, Net Losses, and other tax items of the Company, and in distributions of Distributable Cash and other assets of the Company, pursuant to this Agreement and the Act. Except as expressly provided herein to the contrary, Investor Member Units shall not entitle a holder thereof to participate in the management or affairs of the Company, including, without limitation, the right to vote on, consent to, approve or otherwise participate in any matter or decision relating to the affairs of the Company where such matters are subject to or otherwise involve the vote or consent of Members.

"Involuntary Withdrawal" means the death (in the case of an individual), involuntary dissolution (in the case of an entity) or bankruptcy of a Member, or an execution or levy upon a Member's Units pursuant to a judgment or court order, any other required transfer of such Units pursuant to a judgment or court order, or a Member's Units becoming subject to a charging order.

"LIBOR" means the 3 month London Interbank Offered Rate based on U.S. Dollars.

*"**Managing Member**"* means a Manager under the Act, and a Member named or selected, pursuant to Article V hereof, to oversee, direct, manage and control the day-to-day affairs and business of the Company and the use of assets of the Company in connection therewith. In the event more than one (1) Member is so named or selected, the term "Managing Member" shall mean any one of such Members.

*"**Managing Member Units**"* means Units that shall entitle a holder thereof to *(i)* share in Net Profits and other tax items of the Company, and in distributions of Distributable Cash and other assets of the Company, as provided in this Agreement and the Act; *(ii)* participate in the management or affairs of the Company (including, without limitation, the right to call and participate in meetings of Members, and to vote on, consent to, approve or otherwise participate in any matter or decision relating to the affairs of the Company, and to be counted for purposes of any quorum requirements in a meeting of Managing Members); and *(iii)* share in all other rights and privileges conferred on Members by the Act or this Agreement other than those reserved to holders of Investor Member Units.

*"**Member**"* means a person or entity who owns a Membership Interest. Anything in this Agreement to the contrary notwithstanding, a person who otherwise qualifies as a Member shall be a mere owner of a Profits Interest, and not a Member, until such person executes this Agreement (or a writing in form and substance acceptable to the Managing Member agreeing to be bound by this Agreement) and is properly admitted as a Member, as provided in this Agreement. If a person who is a Member acquires a Profits Interest, such person shall have all the rights of a Member with respect to the interest and the interest shall be treated, in the hands of such person, as a Membership Interest. As used in this Agreement, the terms "Membership Interest" or "Member" shall include, respectively, a "Profits Interest" and a person who owns a Profits Interest, but only when the former terms are used in reference to allocations of, or sharing in, Net Profits, Net Losses, and other tax items of the Company, and in reference to distributions of Distributable Cash and other assets of the Company, pursuant to this Agreement and the Act, but not when used in reference to *(i)* calling or participating in meetings of Members, quorum requirements, voting, consents, approvals, decisions of Members or other participation in the management or direction of the affairs of the Company, or *(ii)* any other rights conferred on Members by this Agreement or the Act.

*"**Member Nonrecourse Debt**"* has the same meaning as the term "partner nonrecourse debt" in Regulation § 1.704-2(b)(4).

*"**Member Nonrecourse Debt Minimum Gain**"* means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulation § 1.704-2(i)(3).

*"**Member Nonrecourse Deductions**"* has the same meaning as the term "partner nonrecourse deductions" in Regulations §§ 1.704-2(i)(1) and (2).

*"**Membership Interest**"* means an interest in the Company that shall entitle the holder thereof to *(i)* share in Net Profits, Net Losses, and other tax items of the Company, and in

distributions of Distributable Cash and other assets of the Company, as provided in this Agreement and the Act; *(ii)* all other rights and obligations that may be provided in respect of such Membership Interest under the terms of this Agreement. Interests shall be in the form of Units of two classes, Managing Member Units and Investor Member Units, as provided for herein.

"*Net Profits*" and "*Net Losses*" mean the income, gain, loss, deductions and credits of the Company, stated in the aggregate or separately, as appropriate, and determined in accordance with the accounting principles described in Section 9.5.

"*Nonrecourse Deductions*" has the meaning set forth in Regulation § 1.704-2(b)(1). The amount of Nonrecourse Deductions for a Fiscal Year of the Company shall be determined pursuant to Regulation § 1.704-2(c).

"*Nonrecourse Liability*" has the meaning set forth in Regulation § 1.704-2(b)(3).

"*Profits Interest*" means an interest in the Company that shall entitle the holder thereof to share in Net Profits, Net Losses, and other tax items of the Company, and in distributions of the Company's assets, pursuant to this Agreement and the Act, but to no other rights or privileges conferred on Members by this Agreement or the Act. Specifically, and without limiting the generality of the foregoing, a Profits Interest shall not entitle the holder thereof to participate in the management or affairs of the Company (such as the right to call or participate in meetings of Members, or to vote on, consent to, approve or otherwise participate in any matter or decision relating to the affairs of the Company, or to be counted for purposes of any quorum requirements).

"*Project*" means the acquisition, ownership, and operation of a wholesale and retail establishment producing and selling donuts, chicken and whiskey, as described in the Company's business plan.

"*Regulation*" means U.S. Treasury regulations (including, without limitation, proposed, temporary and final Treasury regulations) promulgated under the Code and corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"*Reserves*" means, with respect to any fiscal period, funds set aside (or amounts allocated) during or with respect to such fiscal period in order to maintain such reserves, and in such amounts, as the Managing Member may determine to be necessary or desirable for the reasonable business needs of the Company, which reserves shall be increased or decreased from time to time as the Managing Member may determine to be advisable. The use of such funds set aside may include but is not limited to, anticipated expenses associated with tenant improvements, leasing commissions or maintenance expenditures required for the Property.

"*Unit*" means an equity unit that shall be issued by the Company to a Member to represent a Membership Interest. Each Unit shall be designated as either a Managing Member Unit or an Investor Member Unit. Units of a class shall have privileges, preferences, limitations, voting powers, and relative rights identical with those of Units of the same class; and Units of

different classes shall have privileges, preferences, limitations, voting powers and relative rights accorded hereunder to the classes to which they belong. The number and class of Units issued to each Member shall be reflected in attached Schedule I, which shall be amended from time to time to show the number and classes of Units issued and outstanding.

ARTICLE II
FORMATION OF COMPANY

2.1   *Formation*. The Company was formed on May 6, 2016, upon the filing of the Certificate of Formation with the office of the Secretary of the State of Washington in accordance with the Act.

2.2   *Name*. The name of the Company is "RODEO DONUT, LLC."

2.3   *Principal Place of Business*. The principal place of business of the Company is located at 2052 NW Market Street, Seattle, WA 98107. The Company may have from time to time designate such other place or places of business as the Managing Member may determine to be advisable.

2.4   *Registered Office and Registered Agent*. The Company's current registered agent and the address of its current registered office in the State of Washington is Leslie R. Pesterfield, 901 Fifth Avenue, Suite 3500, Seattle, WA 98164. The Company may change from time to time the registered office and registered agent as the Managing Member may determine to be advisable.

2.5   *Term*. The term of the Company shall begin on the date the original Certificate of Formation was filed with the Secretary of State of Washington and shall be perpetual, unless the Company is earlier dissolved in accordance with either Article XIII or the Act.

2.6   *Tax Treatment*. Initially, the Company shall be treated as a partnership for Federal income tax purposes pursuant to Reg. 301.7701-2 & 3. However, if the Managing Member determines that the Company should elect to be taxed as a corporation, the Managing Member is explicitly authorized without further action of the Members to file an election pursuant to Reg. 301.7701-3 to treat the Company as a corporation for Federal income tax purposes. If such an election is filed, the provisions of this Agreement which are not Federal income tax provisions shall continue to govern the operations of the Company. The provisions of this Agreement which reference Sections of Subchapter K of the Internal Revenue Code shall be deemed modified to refer to a corresponding provision of Subchapter C of the Internal Revenue Code, or deleted. The Managing Member is explicitly authorized to amend and circulate a revised Agreement containing such revisions as the Managing Member and the Company's counsel deem advisable in the event of such an election to treat the Company as a corporation for Federal income tax purposes.

ARTICLE III
PURPOSE AND GENERAL POWERS OF COMPANY

The business of the Company shall be to *(i)* acquire, operate, hold for investment, and sell the Project, and *(ii)* carry on any other lawful business or activities reasonably related thereto that may be conducted by a limited liability company organized under the Act. The Company may exercise all powers necessary to, or reasonably connected with, the Company's business that may be legally exercised by a limited liability company under the Act. In the event, any Member is determined by the Washington Liquor Control Board to be ineligible to own an interest in the Company, the Company shall redeem, and such Member shall sell, such Member's interest by payment to the Member an amount of cash equal to the amount the Member's Capital Contribution. In the event of a redemption pursuant to this paragraph, each of the Members hereby appoints the Managing Member as such Member's attorney-in-fact, who is authorized and directed, to execute such transfer documents necessary or helpful to reflect the redemption of such Member's interest in the Company.

ARTICLE IV
MEMBERS

4.1   ***Initial Members***. The names and addresses of the initial Members are set forth on Schedule I attached hereto. The Membership Interest represented by the Managing Member Units is intended to qualify as a "profits interest" and not as a "capital interest" as set forth in U.S. v. Pacheco, 912 F.2d 297 (9th Cir. 1990), Campbell v. Comm'r, 943 F.2d 815 (8th Cir. 1991) and Sol Diamond, 492 F.2d 286 (7th Cir. 1974). As such, the initial Capital Account attributable to such Managing Member Units shall be zero.

4.2   ***Additional and Substitute Members***. No person shall be admitted or treated, for any purposes whatsoever, as an additional or substitute Member, unless and until such person *(i)* is admitted as a Member with the express written consent of the Managing Member, *(ii)* executes this Agreement or an instrument agreeing to be bound hereby, and *(iii)* performs all other acts (including, without limitation, executing, acknowledging and delivering to the Company all instruments, agreements and writings) that the Managing Member may determine are necessary or desirable to constitute such person as an additional Member, maintain the status of the Company as a partnership for federal tax purposes, and assure compliance with any applicable state and federal laws (including, without limitation, securities laws and regulations). A person wishing to be admitted as an additional or substitute Member shall pay all of the Company's reasonable expenses (including, without limitation, attorneys' fees) incurred in connection with such admission. The Company shall from time to time amend or restate Schedule I, attached hereto, as required to show the withdrawal of Members and the admission of additional and substitute Members.

4.3   ***Preemptive Rights.*** In the event the Company proposes issuing new Investor Member Units, it shall offer such Investor Member Units first to then existing Investor Members, each of which shall have a right to make an irrevocable written election to purchase a portion of such new Investor Member Units equal to the portion of the total Investor Member Units then outstanding represented by such Member's Investor Member Units. Members shall have a period of ten (10) days from notice from the Company, which notice shall describe the Investor

Member Units and the proposed terms and conditions of the issuance of the new Investor Member Units, in which to make their election. To the extent the Members do not exercise their rights to purchase such new Investor Member Units in a timely manner, the Company shall be free to issue the new Investor Member Units to third parties within a period of ninety (90) days of its first notice of such issuance to the Members, so long as such issuance is in all material respects in accordance with the terms and conditions first notified by the Company to the Members.

ARTICLE V
MANAGEMENT VESTED IN MANAGING MEMBER

5.1 *Management*. Management of the Company is vested in one or more Managing Members who shall have the exclusive power, duty and authority to oversee, direct and manage the day-to-day affairs and business of the Company, and the use of assets of the Company in connection therewith. Unless authorized to do so by this Agreement or by the Managing Member, no Member, employee or other agent of the Company shall have power, duty or authority to bind the Company in any way, to pledge its credit, to incur debt on its behalf, or to otherwise render it liable for any purpose. The initial Managing Members shall be Jody Hall and Nicki Kerbs.

5.2 *Authorized Acts*. Without limiting the generality of Section 5.1, the Managing Member shall have the exclusive power, duty and authority to do the following acts, in the ordinary course of the Company's business, on behalf of the Company:

(a) Spend the capital and revenues of the Company pursuant to budgets developed for such Fiscal Year, as the same may be amended from time to time as determined in the discretion of the Managing Members to be in the best interests of the Company;

(b) Acquire, manage, develop, improve, subdivide, operate and sell, transfer, or dispose of any Company assets;

(c) Retain, as independent contractors, firms and/or corporations in connection with the operation and management of the Company's business and for the operation and development of the property of the Company, including but not limited to sales agents, management agents, architects, engineers, contractors, attorneys and accountants;

(d) Employ persons as officers or other employees of the Company;

(e) Enter into loans and borrow money from banks or other lending institutions, financial institutions, the Managing Members or Investor Members, on terms and conditions deemed by the Managing Member to be appropriate, and in connection therewith, hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

(f)   Open bank accounts, from time to time, in the name of the Company for which a Managing Member, and/or any employee of the Company selected by the Managing Member, shall have signing authority;

(g)   Purchase, at the expense of the Company, such liability and other insurance as the Managing Member deems advisable to protect the Company's assets and business;

(h)   Sue and be sued, complain, defend, settle and/or compromise, with respect to any claim in favor of, or against, the Company, in the name and on behalf of the Company;

(i)   Approve the admission of, and issue Units to, persons as Members and approve the admission of permitted transferees as substitute Members, all in accordance with this Agreement;

(j)   Enter into, execute, acknowledge and deliver any and all contracts, agreements and instruments to effectuate any of the foregoing powers and any other powers granted the Managing Member under the laws of the State of Washington or other provisions of this Agreement;

(k)   Establish Reserves as determined by the Managing Member in its sole discretion; and

(l)   Issue additional Investor Member Units at such price and on such terms as the Managing Member deems reasonable and necessary, in the event funds are needed due to cost overruns or budget deficits in connection with the Project; provided, however, that such additional Investor Member Units shall be subject to preemptive rights as provided for in this Agreement.

5.3   ***Limitation on Power and Authority***. Notwithstanding the provisions of Sections 5.1 and 5.2, the Managing Member shall not have the power or authority, on behalf of the Company or the Members, to take any action, expend any sum, make any decision, or incur any obligation with respect to a matter requiring the consent of the Members that is described in Section 6.2, until such consent has been given.

5.4   ***Term of Managing Member***. A Managing Member shall hold office until his/her or its resignation, removal, dissolution (if an entity), or death (if an individual).

5.5   ***Resignation***. A Managing Member may resign at any time by giving a written notice of resignation to each Member of the Company. The resignation of a Managing Member shall take effect in thirty (30) days after the Managing Member gives such notice to all Members or at such later time as is specified in the notice. The resignation of a Managing Member who is also a Member shall not affect the Managing Member's rights as a Member.

5.6   ***Removal***.

5.6.1   At a meeting called expressly for such purpose, a Managing Member may be removed at any time, with cause, by the affirmative vote of Investor Members holding, in the aggregate, three-fourths (3/4) of the issued and outstanding Units entitled to vote held by all Investor Members. The removal of a Managing Member who is also an Investor Member shall not affect the Managing Member's rights as an Investor Member. "Cause" for the purposes of this Section 5.6.1 shall mean conduct constituting (a) fraud, gross negligence, or willful misconduct, or (b) a material breach of the Managing Member's duties under this Agreement.

5.6.2   In the event the Managing Member is removed pursuant to Section 5.6.1, then the Investor Members shall have the right to, by the affirmative vote of Investor Members holding, in the aggregate, three-fourths (3/4) of the issued and outstanding Units entitled to vote held by all Investor Members (a) elect a Manager who is not a Member but who shall in all respects have the authority of the Managing Member as provided for in this Agreement, or (b) elect and, if necessary admit as a Member, a new Managing Member (i.e., such Managing Member may be an existing Investor Member or a non-Member at the time of election) and shall have the right to issue Managing Member Units to such Managing Member.

5.7   *Vacancies*. Upon the death, dissolution, resignation or removal of a Managing Member, the Members shall fill any vacancy in the office of a Managing Member.

5.8   *Compensation and Reimbursement*. Each Managing Member shall receive a guaranteed payment pursuant to IRC § 707(c) equal to such amount as is approved by the other Managing Member, prorated and paid monthly, subject to available Distributable Cash, on or before the 15th of each month. The amount paid a Managing Member shall not exceed the fair market value of the services provided by the Managing Member. The Company shall pay, and the Managing Member shall be reimbursed for advances made by the Managing Member with respect to, all costs and expenses of the Company, which may include, but are not limited to, the following:

(a)   All organizational expenses incurred in the formation of the Company;

(b)   All costs of personnel employed by the Company;

(c)   All costs reasonably related to the conduct of the Company's day-to-day business affairs, including, but without limitation, the cost of supplies, utilities, taxes, licenses, fees and services contracted from third parties;

(d)   All costs of borrowed money, taxes and assessments on Company Property, and other taxes applicable to the Company;

(e)   Legal, audit, accounting, brokerage and other fees;

(f)   Printing and other expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and recording of documents evidencing ownership of a Membership Interest or in connection with the business of the Company;

(g)   Fees and expenses paid to contractors, mortgage bankers, brokers and services, leasing agents, consultants, onsite managers, real estate brokers, insurance brokers and other agents, including fees paid to the Managing Members or their affiliates as contemplated by this Agreement;

(h)   Expenses in connection with the acquisition, development, disposition, replacement, financing and refinancing and operation of the Project (including the costs and expenses of legal and accounting fees, insurance premiums), including reimbursement for such costs incurred prior to the formation of the Company;

(i)   The cost of insurance obtained in connection with the business of the Company;

(j)   Expenses of revising, amending, converting, modifying or terminating the Company;

(k)   Expenses in connection with distributions made by the Company to, and communications and bookkeeping and clerical work necessary in maintaining relations with, Members;

(l)   Expenses in connection with preparing and mailing reports required to be furnished to Members for investment, tax reporting or other purposes that the Managing Members deems appropriate; and

(m)   Costs incurred in connection with any litigation, including any examinations or audits by regulatory agencies.

5.9   ***No Guarantee of Return***. A Managing Member does not, in any way, guarantee the return of a Member's Capital Contribution or a profit for the Members from the operations of the Company, the Project, or any amounts credited to a Member's Capital Account.

5.10   ***Right to Rely on the Managing Member***. Any person or entity dealing with the Company may rely without duty of further inquiry upon a certificate signed by a Managing Member as to the identity, power, duty or authority of a Managing Member or other person or entity to act on behalf of the Company or any Member.

5.11   ***Reliance on Advisors***. In performing its duties as a Managing Member, a Managing Member shall be entitled to rely on information, opinions, reports, or statements (including, without limitation, financial statements and other financial data), in each case prepared or presented by *(i)* one or more employees of the Company whom the Managing Member believes to be reliable and competent in the matter presented, and *(ii)* counsel, public accountants, independent contractors, or other persons, as to matters that the Managing Member believes to be within such person's professional or expert competence, so long as, in any such case, the Managing Member acts in good faith, after reasonable inquiry, when the need to do so is indicated by the circumstances and without knowledge that would cause such reliance to be unwarranted.

5.12   ***Actions of Managing Member; Deadlock***. If there is more than one Managing Member, any action permitted to be taken by the Managing Member on behalf of the Company may be taken by any one of such Managing Member acting alone; provided, however, that in the event any other Managing Member is opposed to taking such action, the action may only be taken with the approval of the Members holding a majority of the issued and outstanding Units, regardless of whether such Units are Investor Member Units or Managing Member Units.

5.13   ***Budget***. The Managing Member shall prepare a budget for each Fiscal Year of the Company's operations. The budget shall be available to any Investor Member upon request.

ARTICLE VI
RIGHTS OF MEMBERS

6.1   ***No Power or Authority to Manage Day-to-Day Affairs of the Company***. The Members shall have no power, duty or authority to oversee, direct or manage the day-to-day affairs or business of the Company, or the use of assets of the Company in connection therewith, except as expressly provided in this Agreement.

6.2   ***Approval of Major Decisions***. No action shall be taken, sum expended, decision made or obligation incurred by the Company except with the consent of Investor Members holding, in the aggregate, at least two-thirds (2/3s) of the issued and outstanding Units entitled to vote held by all Investor Members, with respect to a matter within the scope of any of the following:

(a)   A change in the character of the business of the Company, including, without limitation, a merger or consolidation of the Company;

(b)   An act that would make it impossible for the Company to carry on its ordinary business;

(c)   An act that contravenes this Agreement; or

(d)   Except as otherwise provided herein, amending this Agreement, including, without limitation, changing the manner of distributions or allocations to Members set forth in this Agreement, except insofar as is necessary to reflect the admission of an additional or substitute Member.

6.3   ***Inspection of Records***. Each Member shall have the right to inspect and copy, during ordinary business hours, the records required to be maintained by the Company pursuant to Section 11.5.

6.4   ***No Priority and Return of Capital***. Except as expressly provided in Articles IX, X, or XIII, as applicable, no Member shall have priority over any other Member as to Net Profits, Net Losses, a return of Capital Contributions, distributions of Distributable Cash or any other distributions.

6.5   ***Withdrawal of Member***. Except as expressly permitted in this Agreement, no person shall have the right to voluntarily resign or otherwise withdraw as a Member. Unless

otherwise approved by the Managing Member, a person who resigns or withdraws as a Member in breach of its obligation hereunder shall be entitled to receive only those distributions to which such person would have been entitled had such person remained a Member and only at such times as such distribution would have been made had such person remained a Member; and until the complete distribution of all amounts required to be distributed with respect to the Membership Interest of such person, such person shall be the owner of a Profits Interest and not a Member.

ARTICLE VII
MEETINGS OF MEMBERS

7.1   *Meeting*. The Members shall hold a meeting of the Members upon the request of *(i)* a Managing Member, or *(ii)* Investor Members holding, in the aggregate, a majority of the issued and outstanding Units entitled to vote held by all Members entitled to vote at the meeting. No annual meeting or other regularly scheduled meeting of the Members shall be required.

7.2   *Place of Meetings*. The place of meeting shall be the principal office of the Company specified in Section 2.3, unless the person calling a meeting of the Members designates another place within or without the state of Washington as the place for the meeting of the Members.

7.3   *Notice of Meetings*. The Company shall deliver written notice (which may be via email) stating the place, date, hour, and purpose or purposes of a meeting of Members no fewer than three (3) nor more than thirty (30) days before the date of the meeting. If written notice is not given, a Member shall nevertheless be treated as having received proper notice of a meeting of Members if such Member *(i)* is present at such meeting, or *(ii)* gives a written waiver of notice, signed by the Member (whether before, at, or after the time of the meeting).

7.4   *Record Date*. For purposes of determining Members entitled to notice of any meeting of Members or any adjournment thereof, or to vote at any meeting of Members, or to receive payment of any distributions from the Company, the date on which notice of the meeting is mailed or the date on which the resolution declaring such distributions is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at a meeting of Members has been made as provided in this Section 7.4, such determination shall apply to any adjournment thereof.

7.5   *Quorum*. The presence, in person or by proxy, at a meeting for which notice has been properly given of Members holding, in the aggregate, a majority of the issued and outstanding Units entitled to vote held by all Members entitled to vote at such meeting shall constitute a quorum. Members present at a meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Members whose absence would cause less than a quorum to be present.

7.6   *Manner of Acting*. All actions required or permitted to be taken by the Members (including, without limitation, the giving of consents or approvals) shall be deemed taken if approved by Members who hold, in the aggregate, a majority of the Units entitled to vote and who

are present, in person or by proxy, at a meeting of the Members at which a quorum is present, unless the vote of a different percentage is required by this Agreement or the Act.

7.7 **_Proxies_**. At all meetings of Members, a Member may be present and vote in person or by a proxy executed in writing by the Member.

7.8 **_Action by Members without a Meeting_**. Action required or permitted to be taken at a meeting of Members may be taken without such a meeting if the action is evidenced by one or more written consents describing the action taken and executed by Members holding, in the aggregate, the number of Units entitled to vote required to approve such action at a meeting of Members at which all Members are present. Action taken under this Section 7.8 shall be effective when Members owning the number of Units entitled to vote required to approve such action have signed such consents, unless such consents specify a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a consent.

7.9 **_Participation by Telephone._** Members may participate in a meeting of Members by means of conference telephone or other telecommunications equipment that permits all persons participating in the meeting to hear each other at the same time. Participation in a meeting of Members by such means shall constitute presence in person for all purposes of this Agreement.

ARTICLE VIII
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

8.1 **_Initial Capital Contributions_**. Each person who signs and delivers this Agreement shall concurrently pay in cash the amount to the Company shown opposite such person's name on Schedule I, attached hereto, as his, her, or its initial Capital Contribution.

8.2 **_Additional Contributions_**. No Member shall be required or permitted to make additional Capital Contributions, except as set forth in this Section 8.2.

8.2.1 If the Managing Member at any time or from time to time determines that the Company requires additional Capital Contributions, then the Managing Member may give notice to each Member of (i) the total amount of additional Capital Contributions required, (ii) the reason the additional Capital Contribution is required, (iii) each Member's proportionate share of the total additional Capital Contribution (determined in accordance with this Section 8.2), and (iv) the date each Member's additional Capital Contribution is due and payable, which date shall be, unless otherwise provided in the notice to Members, thirty (30) days after the notice has been given. An Member's share of the total additional Capital Contribution shall be equal to the product obtained by multiplying the Member's percentage ownership of all issued and outstanding Units and the total additional Capital Contribution required. Each Member's share of the aggregate additional Capital Contribution shall be payable in cash or by certified check.

8.2.2 If a Member fails to pay when due all or any portion of any Capital Contribution, the Managing Member shall request the nondefaulting Members to pay the unpaid

amount of the defaulting Member's Capital Contribution (the ``Unpaid Contribution''). To the extent the Unpaid Contribution is contributed by any other Member or Members ("Additional Contribution"), the defaulting Member's percentage ownership shall be reduced and the percentage interest of each Member who makes up the Unpaid Contribution shall be increased, so that each Member's percentage ownership interest of all issued and outstanding Units is equal to a fraction, the numerator of which is that Member's total Capital Contribution and the denominator of which is the total Capital Contributions of all Members (in each case, excluding the return of all or a portion of such Capital Contribution), and additional Units shall be issued to such Member as applicable. The Managing Member shall amend Schedule I accordingly. This remedy is in addition to any other remedies allowed by law or by this Agreement. For purposes of the foregoing, the Managing Members shall each be deemed to have contributed capital to the Company equal to $1,200,000.

8.3 *Capital Accounts*.

8.3.1 *Maintenance of Capital Accounts*. A separate Capital Account shall be maintained for each Member, in accordance with Regulation § 1.704-1(b)(2)(iv). Each Member's Capital Account shall be increased by (1) the amount of money contributed by such Member to the Company; (2) if any property is contributed by such Member, the fair market value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752); (3) allocations to such Member of Net Profits; (4) special allocations of income or gain, if any, to such Member, and (5) the amount of any Company liabilities that are assumed by such Member, as provided in Regulation § 1.704-1(b)(2)(iv)(c). Each Member's Capital Account will be decreased by (1) the amount of money distributed to such Member by the Company; (2) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to under Code § 752); (3) allocations to such Member of Net Loss; (4) special allocations, if any, of deductions or losses, to such Member; and (5) the amount of any liabilities of such Member that are assumed by the Company, as provided in Regulation § 1.704-1(b)(2)(iv)(c).

8.3.2 *Treatment of Capital Account on Transfer*. In the event of a sale, exchange, gift or other transfer of Units in compliance with the provisions of Article XIV, the Capital Account of the transferor Member shall become the Capital Account of the transferee to the extent it relates to the transferred Units.

8.3.3 *Compliance with Regulations*. The manner in which Capital Accounts are to be maintained pursuant to this Section 8.3 is intended to comply with the requirements of Code § 704(b) and Regulations promulgated thereunder. If in the opinion of the Company's tax advisor the Company should modify the manner in which it maintains Capital Accounts in order to comply with Code § 704(b) and Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 8.3, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

8.4   *Withdrawal Rights*. A Member shall not be entitled to receive out of the Company's property any return of its Capital Contribution, except with the consent of the Managing Member or as provided herein.

ARTICLE IX
ALLOCATIONS OF NET PROFITS AND LOSSES

9.1   *Allocation of Net Profit and Loss*.

9.1.1   *Net Profit*.   After giving effect to the special allocations set forth in Sections 9.2 and 9.3, Net Profits for each Fiscal Year (or for any other period relevant for federal income tax purposes) shall be allocated as follows:

(a)   First, among the Members in proportion to Net Losses allocated to them pursuant to Section 9.1.2 for all prior Fiscal Years, if any, until Net Profits allocated pursuant to this Section 9.1.1(a) for such Fiscal Year and all prior Fiscal Years equal Net Losses allocated pursuant to Section 9.1.2 for all prior Fiscal Years;

(b)   Second, among the Members until Net Profits allocated pursuant to this Section 9.1.1(b) for such Fiscal Year and all prior Fiscal Years equals the sum of the amount of Distributable Cash distributed to such Member pursuant to Sections 10.2 for such Fiscal Year and all prior Fiscal Years;

(c)   Thereafter, according to the percentage ownership of all outstanding Units, regardless of class.

9.1.2   *Net Loss.*   Subject to Section 9.1.3 and after giving effect to the special allocations set forth in Sections 9.2 and 9.3, Net Losses for each Fiscal Year (or for any other period relevant for federal income tax purposes) shall be allocated as follows:

(a)   First, among the Members in proportion to Net Profits allocated to them pursuant to Section 9.1.1(c) for all prior Fiscal Years, until Net Losses allocated pursuant to this Section 9.1.2(a) for such Fiscal Year and all prior Fiscal Years equal Net Profits allocated pursuant to Section 9.1.1(c) for all prior Fiscal Years;

(b)   Second, among Investor Members and Managing Members in proportion to Net Profits allocated to them pursuant to Section 9.1.1(b) for all prior Fiscal Years, until Net Losses allocated pursuant to this Section 9.1.2(b) for such Fiscal Year and all prior Fiscal Years equal Net Profits allocated pursuant to Section 9.1.1(b) for all prior Fiscal Years;

(c)   Thereafter, according to the percentage ownership of all outstanding Units, regardless of class.

9.1.3   *Limitation*.   No loss, deduction and/or Code §705(a)(2)(b) expenditure shall be allocated to the Capital Accounts of any Member if such loss, deduction and/or expenditure would cause such Member to have a Deficit Capital Account. The amount of the loss, deduction and/or Code §705(a)(2)(B) expenditure that would have caused a Member to have a Deficit Capital

Account shall instead be allocated to the Capital Account of any Members who would not have a Deficit Capital Account as a result of the allocation, in proportion to their respective Capital Contributions, or, if no such Member exists, then to the Investor Members in accordance with the relative number of Investor Member Units held by them. To the extent items of loss, deduction and/or Code §705(a)(2)(B) expenditure are reallocated to other Members pursuant to the immediately preceding sentence, items of income or gain shall be allocated to such other Members, as soon as available, to the extent, and in the reverse order, that loss, deduction and/or Code §705(a)(2)(B) expenditure was so reallocated, for the purpose of offsetting the effect of such immediately preceding sentence.

      9.2   ***Special Allocations.*** The following special allocations shall be made for any Fiscal Year of the Company in the following order:

      9.2.1   ***Minimum Gain Chargeback.*** Except as otherwise provided in Regulation § 1.704-2(f), if there is a net decrease in Company Minimum Gain during any Company Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulation § 1.704-2(g)(2). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated, and the manner in which those items are to be allocated among the Members, shall be determined in accordance with Regulations §§ 1.704-2(f)(6) and 1.704-2(j)(2). This Section 9.2.1 is intended to satisfy the minimum gain chargeback requirement in Regulation § 1.704-2(f) and shall be interpreted and applied accordingly.

      9.2.2   ***Member Minimum Gain Chargeback.*** Except as otherwise provided in Regulation § 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Company Fiscal Year, each Member who has a share of that Member Nonrecourse Debt Minimum Gain, determined in accordance with Regulation § 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain, determined in accordance with Regulation § 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated, and the manner in which those items are to be allocated among the Members, shall be determined in accordance with Regulations §§ 1.704-2(i)(4) and 1.704-2(j)(2). This Section 9.2.2 is intended to satisfy the minimum gain chargeback requirement in Regulation § 1.704-2(i)(4) and shall be interpreted and applied accordingly.

      9.2.3   ***Qualified Income Offset.*** In the event that any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations §§ 1.704-l(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and in a manner sufficient to eliminate as quickly as possible, to the extent required by Regulation § 1.704-l(b)(2)(ii)(d), the Deficit Capital Account of the Member (which Deficit Capital Account shall be determined as if all other allocations provided for in this Article IX have been tentatively made without regard to this Section 9.2.3). This Section 9.2.3 shall be interpreted to

comply with the alternative test for economic effect set forth in Treasury Regulation § 1.704-1(b)(2)(ii)(d).

9.2.4 **_Gross Income Allocation._** In the event a Member has a Deficit Capital Account at the end of any Fiscal Year of the Company that is in excess of the sum of *(i)* the amount the Member is obligated to restore pursuant to any provision of this Agreement, and *(ii)* the amount the Member is deemed to be obligated to restore pursuant to the next to the last sentence of Regulations §§ 1.704-2(g)(1) and 1.704-2(i)(5), the Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 9.2.4 shall be made only if and to the extent that the Member would have a Deficit Capital Account in excess of such sum after all other allocations provided in this Article IX have been tentatively made (as if Section 9.2.3 and this Section 9.2.4 were not in this Agreement).

9.2.5 **_Nonrecourse Deductions._** Nonrecourse Deductions for any Fiscal Year of the Company shall be allocated among the Investor Members in accordance with the relative number of Investor Member Units held by them.

9.2.6 **_Member Nonrecourse Deductions._** Member Nonrecourse Deductions for any Fiscal Year of the Company shall be specially allocated among the Members who bear the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation § 1.704-2(i)(1).

9.2.7 **_Code § 754 Adjustment._** To the extent that an adjustment to the basis of any asset pursuant to Code §§ 734(b) or 743(b) is required to be taken into account in determining Capital Accounts as provided in Regulation § 1.704-1(b)(2)(iv)(m), the adjustment shall be treated (if an increase) as an item of gain or (if a decrease) as an item of loss, and such gain or loss shall be allocated to the Members consistently with the allocation of the adjustment pursuant to such regulation.

9.3 **_Corrective Allocations._** The allocations set forth in Section 9.2 are intended to comply with certain regulatory requirements under Code § 704(b). The Members intend that, to the extent possible, all allocations made pursuant to such sections will, over the term of the Company, be offset either with *(i)* other allocations of Company income, gain, loss, or deduction, pursuant to Section 9.2, or *(ii)* special allocations, in whatever manner the Managing Member shall determine is appropriate, of other items of Company income, gain, loss, or deduction, pursuant to this Section 9.3, so that after such offsetting allocations are made, the Capital Accounts of the Members are, to the extent possible, equal to the Capital Accounts each would have if the provisions of Section 9.2 were not contained in this Agreement and all income, gain, loss and deduction of the Company were instead allocated pursuant to Section 9.1.

9.4 **_Other Allocation Rules._**

9.4.1 **_General._** Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Net Profits or Net Losses, as the case may be, for the year.

9.4.2 ***Recapture Items.*** In making any allocation among the Members of income or gain from the sale or other disposition of a company asset, the ordinary income portion, if any, of such income and gain resulting from the recapture of cost recovery or other deductions shall be allocated among those Members who were previously allocated (or whose predecessors-in-interest were previously allocated) the cost recovery deductions or other deductions resulting in the recapture items, in proportion to the amount of such cost recovery deductions or other deductions previously allocated to them.

9.4.3 ***Excess Nonrecourse Liabilities.*** Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulation § 1.752-3(a)(3), the Members' interests in the Company's profits shall be as provided in Section 9.1.1.

9.4.4 ***Varying Interests.*** If, during a Company Fiscal Year, there is *(i)* a permitted transfer of a Membership Interest under this Agreement during a Company Fiscal Year, or *(ii)* the admission of an additional Member, Net Profit, Net Loss, each item thereof, and all other tax items of the Company for such period shall be divided and allocated among the Members by taking into account their varying interests during such Fiscal Year in accordance with Code § 706(d) and using any conventions permitted by law and selected by the Managing Member.

9.5 ***Determination of Net Profit or Loss.***

9.5.1 ***Computation of Net Profit or Loss.*** The Net Profit or Net Loss of the Company, for each Fiscal Year or other period, shall be an amount equal to the Company's taxable income or loss for such period, determined in accordance with Code § 703(a) (and, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(1) shall be included in taxable income or loss) and adjusted as follows:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income and subtracted from such taxable loss; and

(b) Any expenditures of the Company described in Code §705(a)(2)(B) or treated as such an expenditure pursuant to Regulation § 1.704-1(b)(iv)(i), and not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income and added to such taxable loss.

9.5.2 ***Adjustments to Net Profit or Loss.*** For purposes of computing taxable income or loss on the disposition of an item of Company property or for purposes of determining the cost recovery, depreciation, or amortization deduction with respect to any property, the Company shall use such property's book value determined in accordance with Regulation § 1.704-1(b). Consequently, each property's book value shall be equal to its adjusted basis for federal income tax purposes, except as follows:

(a) The initial book value of any property contributed by a Member to the Company shall be the gross fair market value of such property at the time of contribution;

(b) In the discretion of the Managing Member, the book value of all Company properties may be adjusted to equal their respective gross fair market values, as determined by the Managing Member as of the following times: *(i)* in connection with the acquisition of an interest in the Company by a new or existing Member for more than a *de minimis* capital contribution, *(ii)* in connection with the liquidation of the Company as defined in Regulation § 1.704-l(b)(2)(ii)(g), *(iii)* in connection with a more than *de minimis* distribution to a retiring or a continuing Member as consideration for all or a portion of such Member's interest in the Company or (iv) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member. In the event of a revaluation of any Company assets hereunder, the Capital Accounts of the Members shall be adjusted, including, without limitation, continuing adjustments for depreciation, to the extent provided in Regulation § 1.704-l(b)(2)(iv)(f) & (g); and

(c) If the book value of an item of Company property has been determined pursuant to this Section 9.5.2, such book value shall thereafter be used, and shall thereafter be adjusted by depreciation or amortization, if any, taken into account with respect to such property, for purposes of computing taxable income or loss.

9.5.3 ***Items Specially Allocated***. Notwithstanding any other provision of this Section 9.5, any items that are specially allocated pursuant to Sections 9.2 or 9.3 shall not be taken into account in computing Net Profit or Net Loss.

9.6 ***Mandatory Tax Allocations Under Code § 704(c)***. In accordance with Code § 704(c) and Regulation § 1.704-3, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of the variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value computed in accordance with Section 9.5.2(a). Such allocation shall be made using one of the acceptable allocation methods described in Regulation § 1.704-3, as determined by the Managing Member. If the book value of any Company property is adjusted pursuant to Section 9.5.2(b), subsequent allocations of income, gain, loss and deduction with respect to such property shall be allocated as provided in the immediately preceding section. Allocations pursuant to this Section 9.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profit, Net Loss, or other items as computed for book purposes, or distributions pursuant to any provision of this Agreement.

ARTICLE X
DISTRIBUTIONS

10.1 *Guaranteed Payments*. Initially, the Managing Member shall receive cash payments as set forth in Section 5.8 (prorated for any partial calendar months on the basis of number of days for which services have been provided). The amount of the guaranteed payments paid pursuant to this Section 10.1 may be increased or decreased from time to time by the Managing Member. Annual increases in excess of the annual change in the consumer price index for the Seattle-Tacoma-Bremerton area shall require the approval of the Investor Members holding a majority of the Investor Member Units, provided, however, a change of status from part-time to full-time and a proportionate increase in the guaranteed payment to account for the change of status shall not require approval of the Investor Members.

10.2 *Nonliquidating Distributions*. Distributable Cash shall be distributed to the Members according to the percentage ownership of all outstanding Units, regardless of class, as soon as practicable after the end of each calendar quarter for each Fiscal Year of the Company, unless the Managing Member shall determine in the Managing Member's sole discretion that more frequent distributions should be made.

10.3 *Distributions in Liquidation*. Notwithstanding Section 10.2, distributions in liquidation of the Company shall be made in the manner set forth in Section 13.3.

10.4 *Distributions In-Kind*. No Member shall have the right to receive distributions in-kind. However, if the Managing Member shall determine that it is advisable to make distributions in-kind, then non-cash assets shall be distributed in a manner that reflects how cash proceeds from the sale of such assets for their fair market value, as determined in good faith by the Managing Member, would have been distributed (after any unrealized gain or loss attributable to such non-cash assets are allocated among the Members in accordance with Article IX, as if an actual sale of such assets had occurred).

10.5 *Withholding; Amounts Withheld Treated as Distributions*. The Company may withhold from distributions, or any other payments, due to Members (and pay over to the appropriate federal, state or local governmental authority) all amounts required to be withheld pursuant to the Code or other provisions of applicable law. All amounts so withheld (and paid over) shall be treated as amounts actually distributed to such Members pursuant to this Article X for all purposes of this Agreement; and the Company shall be completely discharged from any liability to such Members with respect to such amounts.

10.6 *Limitation Upon Distributions*. Notwithstanding any contrary provisions hereof, no Distributable Cash shall be distributed unless, after the distribution is made, the assets of the Company will be in excess of all liabilities of the Company, excluding liabilities to Members on account of amounts credited to their Capital Account.

10.7 *Tax Distributions*. Notwithstanding Section 10.2, the Company shall make quarterly distributions of Distributable Cash to the Members on or before January 15, April 15, June 15 and September 15 ("Tax Distributions") of each year equal to:

(a)   The highest marginal Federal and applicable state income tax rate applicable to individual Investor Members; multiplied by

(b)   The Net Profits earned by the Company for the fiscal year as of the end of the month immediately preceding the quarterly distribution; less

(c)   The sum of the quarterly distributions previously made pursuant to this Section 10.7, and distributions of Distributable Cash made pursuant to Section 10.2. Distributions of Distributable Cash pursuant to this Section shall be made to the Members in proportion to the anticipated allocations of Net Profit to such Members under this Agreement. Notwithstanding the foregoing, no Tax Distributions shall be made until the Member has received cumulative allocations of Net Profit in excess of cumulative Net Losses since the date of this Agreement.

ARTICLE XI
ACCOUNTING, BOOKS, AND RECORDS

11.1   *Accounting Principles*. The Company's books and records shall be kept, and its income tax returns prepared, under such permissible method of accounting, consistently applied, as the Managing Member may determine to be appropriate.

11.2   *Interest On and Return of Capital Contributions*. No Member shall be entitled to interest on its Capital Contribution or to a return of its Capital Contribution, except as otherwise specifically provided in this Agreement.

11.3   *Loans to Company*. Nothing in this Agreement shall prevent a Member from making secured or unsecured loans to the Company.

11.4   *Fiscal Year*. The Company's fiscal year shall be the calendar year.

11.5   *Records and Accounts*. At the expense of the Company, the Managing Member shall maintain records and accounts of all operations and expenditures of the Company. At a minimum, the Company shall keep at its principal place of business the following records:

(a)   A list, setting forth the full name and last known mailing address of each current and past Member;

(b)   A copy of the Certificate of Formation and all amendments thereto;

(c)   Copies of this Agreement and all amendments hereto;

(d)   Copies of the Company's federal, state, and local tax returns and reports, if any, for the five (5) most recent years;

(e)   Minutes of every meeting of the Members and any written consents obtained from Members for actions taken by Members without a meeting; and

(f)   Copies of the Company's financial statements for the five (5) most recent years.

11.6   ***Tax Matters***.

11.6.1 ***Designation***. Subject to Code § 6231, Jody Hall shall be the "tax matters partner" of the Company for purposes of Code §6221 *et seq*. and corresponding provisions of any state or local tax law. The Company shall indemnify and reimburse the tax matters partner for all reasonable expenses, including, without limitation, legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members attributable to the Company. The payment of all such expenses shall be made before any distributions are made to Members (and such expenses shall be taken into consideration for purposes of determining Distributable Cash) or any discretionary Reserves are set aside by the Members. Neither the tax matters partner nor any Member shall have any obligation to provide funds for such purpose.

11.6.2 ***Elections***. All elections permitted to be made by the Company under federal or state laws shall be made by the Managing Member.

11.6.3 ***Safe Harbor Election.*** Upon the Treasury's issuance of final Regulations, if ever, under IRC § 83 and Subchapter K of the Code, which are currently Proposed Regulations published in the Federal Register at 70 Fed. Reg. 29675-01 (May 25, 2005), and the release of a final Revenue Procedure (or other guidance by the IRS) which is currently proposed as set forth in Notice 2005-43 (June 13, 2005), the Tax Matters Partner, on behalf of the Company is (a) authorized and directed to elect the Safe Harbor (defined in Notice 2005-43); and (b) the Company and each of its Members (including any Person to whom an interest in the Company is transferred in connection with the performance of services) shall comply with all requirements of the Safe Harbor described in Notice 2005-43 with respect to all interests in the Company transferred in connection with the performance of services while the election remains effective. The provisions of this Section are intended to satisfy the contemplated Safe Harbor for valuing interests in the Company transferred in connection with the performance of services under IRC § 83 and Subchapter K of the Code, and shall be construed consistent with the provisions of the final Regulations and IRS guidance, as finally issued.

11.7   ***Returns***. The Managing Member shall cause the preparation and timely filing of all tax and information returns required to be filed by the Company pursuant to the Code and all other tax and information returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's tax year.

ARTICLE XII
LIMITATION OF LIABILITY AND INDEMNIFICATION

12.1   ***Limitation of Liability for Company Debts***. No Investor Member or Managing Member shall be personally liable for any debts, obligations, damages, or liabilities of the Company, except as otherwise specifically required by law.

12.2 **Limitation of Liability to Company, Managing Member and Members.** No Investor Member or Managing Member shall have liability to the Company or any other Member for conduct as an Investor Member or Managing Member, except for acts or omissions that involve intentional misconduct or a knowing violation of the law, for conduct violating RCW § 25.15.235, for any transaction from which the Investor Member or Managing Member will personally receive a benefit in money, property or services to which the Investor Member or Managing Member is not legally entitled, and for their respective Capital Contributions under Article VIII. If the Act is hereafter amended to authorize Company action further eliminating or limiting the personal liability of any Investor Member or Managing Member, then the liability of an Investor Member or Managing Member shall be eliminated or limited to the full extent permitted by the Act, as so amended. Any repeal or modification of the Act shall not adversely affect any right or protection of an Investor Member or Managing Member existing at the time of such repeal or modification for or with respect to an act or omission of such Investor Member or Managing Member occurring prior to such repeal or modification.

12.3 **Indemnification.** The Company shall indemnify each Investor Member or Managing Member from and against any judgments, settlements, penalties, fines, or expenses incurred in a proceeding to which such Investor Member or Managing Member is a party because such Investor Member or Managing Member is, or was, an Investor Member or Managing Member; provided that the Company shall not indemnify an Investor Member or Managing Member from or on account of acts or omissions of the Investor Member or Managing Member finally adjudged to be intentional misconduct or a knowing violation of the law by the Investor Member or Managing Member, conduct of the Investor Member or Managing Member adjudged to be in violation of RCW § 25.15.235, or any transaction with respect to which it is finally adjudged that such Investor Member or Managing Member received a benefit in money, property, or services to which such Investor Member or Managing Member was not legally entitled.

ARTICLE XIII
DISSOLUTION AND TERMINATION

13.1 **Dissolution.** The Company shall be dissolved and its affairs wound up upon the first to occur of the following events:

(a)   The written consent of the Managing Member;

(b)   The sale or other disposition of all or substantially all of the assets of the Company;

(c)   Ninety (90) days following an event of dissociation (as defined in RCW § 25.15.130) of the last remaining Member, unless those having the rights of assignees in the limited liability company under RCW § 25.15.130(1) vote, by the ninetieth (90th) day, to admit one or more Members, voting as though they were Members, and in the manner set forth in RCW § 25.15.120(1); or

(d)   The entry of a decree of judicial dissolution under RCW § 25.15.275.

13.2   *Allocation of Net Profit and Loss in Liquidation*. The allocation of Net Profit, Net Loss and other items of the Company following the date of dissolution, including, without limitation, gain or loss upon the sale of all or substantially all of the Company's assets, shall be determined in accordance with the provisions of Article IX and shall be credited or charged to the Capital Accounts of the Members in the same manner as Net Profit, Net Loss, and other items of the Company would have been credited or charged if there were no dissolution and liquidation. In the event assets are distributed to the Members in-kind, the Capital Accounts of the Members shall be adjusted to take into account the manner in which gains or losses would be allocated in accordance with the provisions of Article IX if such assets were actually sold for their fair market value.

13.3   *Winding Up, Liquidation and Distribution of Assets*.   Upon dissolution, the Managing Member may file a certificate of dissolution with the Secretary of State pursuant to RCW 25.15.273, and proceed to wind up the affairs of the Company, unless the business of the Company is continued or such dissolution (and any certificate of dissolution previously filed) is revoked as provided in RCW 25.15.293. Upon dissolution, the Managing Manager shall promptly proceed to wind up the affairs of the Company and shall sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Managing Member may determine that it is appropriate to distribute any assets to the Members in-kind).

Upon dissolution and winding up of the Company's affairs, Distributable Cash shall be paid as follows:

(a)   First, to the payment of all expenses and costs incurred by the Company in connection with the sale of the property, including the cost of broker commissions, excise tax, any repair, replacement, alteration or improvement necessitated by such sale or other disposition;

(b)   Second, to the payment of any indebtedness and other expenses of the Company, excluding that owed to Members;

(c)   Third, to the establishment of Reserves that the Managing Member deems reasonably necessary (with Distributable Cash remaining from such Reserves to be distributed according to this Section 13.3);

(d)   Fourth, to interest accrued on and then to the outstanding principal balance of loans, if any, made by either or both of the Managing Member and Investor Members to the extent permitted by this Agreement, with loans prior in time being repaid before loans later in time and in proportion to the outstanding principal balances of loans made concurrently, until the cumulative amount distributed pursuant to this Section 13.3(d) and previous payments of principal and interest are equal to the interest accrued on and the outstanding principal balance of such loans;

(e)   Thereafter, the balance, by the end of the Fiscal Year in which the liquidation occurs (or, if later, within ninety (90) days after the date of such liquidation), to the Members in accordance with the positive balances of their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year during which the liquidation occurs (other than those made pursuant to this Section 13.3(e)).

Each party to this Agreement acknowledges and agrees that the provisions of Section 13.3 and any payout in liquidation of the Company is limited to the amount of available Distributable Cash. Furthermore, each party to this Agreement acknowledges and agrees that the provisions of Section 13.3 set forth a priority in which liquidating distributions are to be made, and that each succeeding paragraph is subject to and subordinate to the preceding paragraph(s) so that any distribution under that paragraph is contingent upon there being sufficient Distributable Cash available after making distributions pursuant to the preceding paragraphs. Except as otherwise provided herein, no Member shall have any liability to the Company or to any Member to contribute money or property to the Company to enable the Company to make liquidating distributions.

13.4 ***No Obligation to Restore Negative Capital Account Balance on Liquidation***. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulation § 1.704-l(b)(2)(ii)(g), if any Member has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all Fiscal Years, including, without limitation, the Fiscal Year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution to the Company, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other person for any purpose whatsoever, except to the extent of any unpaid Capital Contribution of such Member.

13.5 ***Termination***. The Managing Member shall comply with any requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

13.6 ***Return of Capital Nonrecourse to Other Members***. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Member shall look solely to the assets of the Company for the return of any amounts credited to its Capital Account. If the property remaining after the payment or discharge of liabilities of the Company is insufficient to return amounts credited to the Capital Account of Members, no Member shall have recourse against any other Member.

ARTICLE XIV
TRANSFERABILITY

14.1 ***General.*** A Member shall not pledge, hypothecate, sell, assign, exchange or otherwise transfer, whether or not for consideration, any of its Units, except in compliance with this Article XIV.

14.2 ***Voluntary Transfer.*** In the event a Member wishes to sell, assign, exchange or otherwise transfer its Units to any person (including another Member) pursuant to a *bona fide* binding offer, such Member shall submit in writing to the Company and to the other Members who own Units of the same class that identifies the person to whom it proposes to sell its Units, the proposed sales price and all other material terms and conditions of the proposed transfer; and the Units of such Member shall be subject to the rights of first refusal described in Section 14.4.

14.3   *Involuntary Withdrawal.* Upon the occurrence of an Involuntary Withdrawal of a Member, the Units of such Member shall be subject to the rights of first refusal described in Section 14.4.

14.4   *Rights of First Refusal.*

(a)   Upon receipt of the writing described in Section 14.2 or the occurrence of an Involuntary Withdrawal of a Member, the Company shall have the right, but not the obligation, to purchase all or a part of the Units subject to the rights of first refusal. The rights of first refusal of the Company described in the immediately preceding sentence shall expire upon the first to occur of the following events: *(i)* the Company executes and gives to the Member whose Units are subject to the rights of first refusal, or such Member's legal representative, a written waiver of such rights of first refusal, or *(ii)* the Company fails to give, within thirty (30) days after the receipt of the writing described in Section 14.2 or after the Company first receives written notice of the occurrence the Involuntary Withdrawal of the Member, written notice to the Member whose Units are subject to the rights of first refusal, or such Member's legal representative, that it intends to purchase any of such Member's Units.

(b)   After expiration of the Company's rights of first refusal described in Section 14.4(a), the other Members who own Units of the same class as the Units subject to the rights of first refusal shall have the right, but not the obligation, to purchase all (but not less than all) Units subject to the rights of first refusal that are not purchased by the Company. The rights of first refusal of such other Members described in the immediately preceding sentence shall expire upon the first to occur of the following events: *(i)* all such other Members execute and give to the Member whose Units are subject to the rights of first refusal, or such Member's legal representative, a written waiver of such rights of first refusal, or *(ii)* all such other Members fail to give, within thirty (30) days after the expiration of the Company's rights of first refusal, written notice to the Member whose Units are subject to the rights of first refusal, or such Member's legal representative, that they intend to purchase all (but not less than all) Units subject to the rights of first refusal that are not purchased by the Company. Each Member who exercises its rights of first refusal shall be entitled to purchase a *pro rata* share of the available Units, based on the number of Units owned by all Members who have exercised their rights of first refusal, or on any other basis agreed to by the Members who have exercised their rights of first refusal.

(c)   If the Company and/or the other Members exercise their rights of first refusal to purchase all (but not less than all) of the Units subject such rights of first refusal, then such Units shall be sold to the Company and/or the other Members. The terms (including, without limitation, the price) of the purchase and sale of such Units shall be

(i)   the same as those on which the Units are proposed to be sold to the transferee identified in the writing described in Section 14.2 (i.e. Voluntary Transfer), if the event giving rise to the rights of first refusal is described in Section 14.2 and the proposed sale is a *bona fide* arms length transaction, and

(ii) in all other instances: The purchase price for the subject Units shall be the fair market value (determined as provided in Section 17.2, if the parties are otherwise unable to agree) of such Units and the closing of the purchase and sale of such Units shall take place as soon as practicable after the Company or the other Members exercise their rights of first refusal. The purchaser shall pay ten percent (10%) of the purchase price at closing and ninety percent (90%) of the purchase price over a term of three (3) years, in which event the unpaid balance of the purchase price shall be evidenced by a note that shall bear fixed interest at LIBOR plus 300 basis points in effect at the time of the purchase, provide for equal monthly payments of interest and principal, permit prepayment without penalty and be secured by the Units.

(d)   If the Company and/or the other Members do not elect to purchase all of the Units that are subject to the rights of first refusal, then the Company and the other Members shall have no right to purchase any Units pursuant to this Section 14.4 and such Units may be sold, assigned, exchanged or otherwise transferred free of such rights of first refusal; provided, however, that *(i)* in the case of a voluntary transfer, such sale, assignment, exchange or other transfer shall be made only to the person (and on terms and conditions no more favorable to the transferee than those) identified in the writing described in Section 14.2, *(ii)* in the case of any voluntary or involuntary transfer, the Units shall be subject, in the hands of the transferee, to the rights of first refusal described in this Article XIV, and *(iii)* in the case of any voluntary or involuntary transfer, the Units shall again be subject, in the hands of the transferor, to the rights of first refusal of the Company and the other Members described in this Article XIV if the sale, assignment, exchange or other transfer is not completed within sixty (60) days after the expiration of the rights of first refusal of the other Members described in this Section 14.4.

14.5   ***Admission as Substitute Member.*** A person who is not a Member immediately prior to the assignment, transfer, pledge, hypothecation, exchange or other transfer, whether voluntary or involuntary, of Units to such person shall be the owner of a Profits Interest and not a Member, unless such person is admitted as a Member as provided in Article IV.

14.6   ***Indemnity.*** Each Member hereby agrees to indemnify the Company against any and all loss, damage, or expense (including, without limitation, tax liabilities or loss of tax benefits) arising directly or indirectly as a result of a transfer or purported transfer by such Member in violation of this Article XIV.

14.7   ***Reasonableness of Restrictions.*** Each Member hereby acknowledges the reasonableness of the restrictions contained in this Article XIV in view of the Company's purposes and the relationship of the Members. Accordingly, the Company or any Member may seek to specifically enforce such restrictions, in addition to any other rights or remedies available to it at law or in equity.

14.8   ***Permitted Transfers.*** Notwithstanding the other provisions of this Article XIV, any Member may transfer all or any number of Units in the Company free of the provisions of Section 14.4 above (a) upon the death of such Member, to such Member's estate and subsequently to the beneficiaries of such estate, or pursuant to the laws of descent and

distribution, (b) during a Member's lifetime, to a trust for the benefit of such Member's spouse or lineal descendants so long as the Member is the trustee of such trust, and (c) to a corporation, limited liability company, partnership or other entity owned and controlled by such Member or, if such Member is not a natural person, by the natural person or persons who own at least fifty percent (50%) of and control such Member. In addition, a Member that is not a natural person may transfer all or any number of its Investor Units to a trust for the benefit of the spouse or lineal descendants of the natural person or persons who own and control such Member, so long as such person or persons is or are the trustee(s) of such trust. A transfer permitted by the previous sentences shall be deemed approved by the Managing Member, and the assignee shall be admitted as a substitute Member upon satisfaction of the conditions in Section 4.2. If an Member transfers all or a portion of his, her or its Units to a trust or to an entity as permitted by this Section 14.8 and at any time thereafter (other than upon the death or disability of such Member), such Member ceases to serve as the trustee of such trust or to own at least fifty percent (50%) of and to control such entity, then the trust or entity, as applicable, shall be deemed to have offered to sell such Units pursuant to Section 14.4 at a purchase price equal to the proceeds that the trust or entity would receive if the Company were then to sell all of its assets for their fair market value, as determined by an independent appraiser selected by the Managing Member. The date on which the Company receives notification of such change in trustee or ownership and control of such entity shall be deemed to be the date of the notice under Section 14.4(a) above and the date from which the time periods described in Section 14.4 begin to run.

14.9   *All Units Covered.*   The parties to this Agreement agree that all Units, whether previously or hereinafter issued, shall be subject to this Agreement.

ARTICLE XV

Expulsion. Any Member may be expelled from the Company upon the affirmative vote of seventy-five percent (75%) of the outstanding Managing Member Units owned by the Managing Members. Upon expulsion, first the Company and then the remaining Members shall have a sequential thirty (30) day period to elect to purchase the vested Units held by the expelled Member at the Purchase Price and on the Payment Terms set forth in Section 14.4(c)(ii) except that if the Members do not purchase all of the vested Units held by the expelled Member, the Company must purchase all remaining vested Units held by the expelled Member at the price and according to the terms of Section14.4(c)(ii).

ARTICLE XVI
INDEPENDENT ACTIVITIES OF MEMBERS

A Member may own, finance, manage, be employed by, lend to, or participate, engage or possess an interest in, any other business ventures or activities of any nature or description, independently or with others, that are similar or dissimilar to the business or activities, or competes with, the Company; and neither the Company nor any other Member, solely by reason of being a Member, shall be entitled to share in any income, gains, or profits from such other business ventures or activities, or to otherwise claim an interest therein. The Company may enter into a business

transaction or relationship with an Investor Member or Managing Member but only so long as (i) such business transaction or relationship is on terms substantially equal to those available from unaffiliated third parties, and (ii) in the event such business transaction or relationship involves the payment of fees for services, such fees do not exceed the ordinary and customary amounts that would be charged by a third party for the services actually rendered.

ARTICLE XVII
MISCELLANEOUS PROVISIONS

17.1 *Notices*. Notices to or from the Company and any Member, or among Members shall be in writing and may be delivered by hand delivery, first class United States mail, overnight courier service, or electronic transmission. Notices are deemed given as follows: (a) notice by electronic transmission or hand delivery is deemed given at the close of business on the day actually received, if received during business hours on a business day, and otherwise are deemed given at the close of business on the next business day; (b) notice by reputable overnight courier service is deemed given on the next business day after such notice is placed in the hands of such courier service; (c) notice by first class United States mail is deemed given two business days after the postmarked date. A Member may change its address for purposes of notices under this Agreement by giving notice to the Managing Member specifying such changed address in the manner specified in this Section 17.1.

17.2 *Valuation of the Company or Units*. In the event the fair market value of the Company or of any Units is required to be determined hereunder, the interested parties shall have ten (10) days from the date a party demands a valuation to arrive at such value. If they are unable to do so within such period of time, each party shall appoint within an additional ten (10) day period after the end of the first ten (10) day period an appraiser who shall value the Company or the Units within thirty (30) days after the appointment of the last appraiser. If the two (2) appraisers cannot agree on the fair market value of the Company or the Units within such thirty (30) day period, they shall chose a third appraiser within ten (10) days after the end of such thirty (30) day period, who shall value the Company and the Units within ten (10) days of his appointment. Such third appraiser's determination shall be final and binding on the parties. Each party shall pay its own appraiser and shall share equally the cost of the third appraiser. If a party does not choose an appraiser within the time required in this Section 17.2, the appraiser chosen by the other party, acting alone, shall be entitled to determine the value of the Company or the Units, and such determination shall be final and binding on all parties. In determining the fair market value of the Company or any Units, minority, lack of marketability and other similar types of discounts (collectively, "Discounts") shall be taken into consideration.

17.3 *Governing Law and Venue*. This Agreement shall be governed by and construed under the laws of the state of Washington, without reference to its choice of laws rules, as if it were entered into and performed wholly within the state of Washington by residents of the state of Washington. Venue for any action arising out of this Agreement shall be had in King County, Washington.

17.4 *Construction*. When required by the context of this Agreement, *(i)* a noun or verb that is singular in number shall be deemed to refer to a noun or verb that is plural in number, and

vice versa, and *(ii)* words that are masculine, feminine or neuter in gender shall be deemed to refer to words of other genders.

17.5 ***Headings and References to Articles, Sections and Paragraphs***. The headings in this Agreement are inserted for convenience only and shall not affect the interpretations of this Agreement. References in this Agreement to an "article," "section" or "paragraph" shall be deemed to be references to articles, sections and paragraphs, respectively, of this Agreement, unless otherwise made clear from the context.

17.6 ***Waivers***. The failure of any person to seek redress for a violation, or to insist upon the strict performance, of any covenant or condition of this Agreement shall not be deemed a waiver by such person of any its rights or remedies with respect to any subsequent violation of such covenant or condition.

17.7 ***Rights and Remedies Cumulative***. The rights and remedies provided by this Agreement are cumulative; and the use of any one right or remedy shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to, and not in lieu of, any other rights the parties may have by law, statute, ordinance or otherwise.

17.8 ***Severability***. If any provision or partial provision of this Agreement is determined to be unenforceable, it shall be ineffective only with regard to those portions of it found to be unenforceable, without in any way invalidating the remainder of such provisions, or the remaining provisions of this Agreement, except in the case where the unenforceability substantially deprives one of the parties of the benefit of the transaction.

17.9 ***Amendment.*** This Agreement may only be amended as provided in Section 6.2.

17.10 ***Heirs, Successors and Assigns***. Each of the covenants, terms, provisions and promises contained in this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and, to the extent expressly permitted herein, their respective heirs, legal representatives, successors and assigns.

17.11 ***Third Party Beneficiaries and Creditors***. None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any creditors of the Company or any other persons, except a party to this Agreement.

17.12 ***Investment Representation.*** The interests in the Company have not been registered under the Securities Act of 1933, the Securities Act of Washington or any other state securities laws (collectively, the "Securities Acts"). Each Member hereby confirms the interests have been acquired for the Member's own account, for investment purposes only, and not with a view to the resale or distribution thereof. Each Member understands and agrees that its interest in the Company may not be offered or sold to anyone, unless *(i)* there is an effective registration or other qualification relating thereto under all applicable Securities Acts, or *(ii)* the Member delivers to the Company, at the Company's option, an opinion from legal counsel who is acceptable to the Company that such registration or other qualification is not required. The Members understand that

the Company is under no obligation to register the interests or to assist any Member in complying with any exemption from registration under the Securities Acts.

17.13 *Mediation and Arbitration of Disputes*. In the event a dispute arises regarding the interpretation or enforcement of this Agreement, such disputes shall be resolved as follows:

(a) The parties shall first attempt to resolve the disputes by good faith negotiations. If the disputes cannot be so resolved within fifteen (15) days after any party to the dispute first invokes this Section 17.13(a), or within such longer period of time as is mutually agreed to by the parties, then the parties may submit such disputes to mediation. The mediation shall focus on the needs of all concerned parties and seek to solve problems cooperatively, with an emphasis on dialogue and accommodation. The goal of the mediation shall be to fairly resolve each dispute in a manner that preserves and enhances the parties' relationship. Any party desiring mediation shall begin the process by giving the other party a written request to mediate that describes the issues involved and invites the other party to join in naming a mutually agreeable mediator and setting a timeframe for the mediation meeting. The parties and the mediator may adopt any procedural format that seems appropriate for the particular dispute. The contents of all discussions during the mediation shall be confidential and non-discoverable in subsequent arbitration or litigation, if any. If the parties can agree upon a mutually acceptable resolution to the disagreement, it shall be reduced to writing, signed by the parties, and the dispute shall be deemed resolved. The costs of mediation shall be divided equally among the parties to the dispute.

(b) If any dispute cannot be resolved through mediation, or if any party refuses to mediate or to name a mutually acceptable mediator or establish a timeframe for mediation within a period of time that is reasonable considering the urgency of the disputed matter, or fails to agree to procedures for the mediation, then any party who desires dispute resolution shall seek binding arbitration as hereinafter provided. All disputes among the parties arising out of or related to this Agreement that have not been settled by mediation shall be resolved by binding arbitration within the State of Washington. Within twenty (20) days of receiving written demand for arbitration, the parties involved in the dispute shall attempt to reach agreement upon the selection of a qualified impartial arbitrator. If the parties cannot agree upon an arbitrator within twenty (20) days from the date written demand for arbitration is served, the party demanding arbitration may commence an action for the limited purpose of obtaining appointment of an arbitrator by the presiding judge of the Superior Court of the State of Washington for King County. Any arbitration shall be conducted in accordance with the rules of the American Arbitration Association then in effect, although the arbitration shall not be conducted under the auspices of such association. Any arbitration award may be enforced by judgment entered in the Superior Court of the State of Washington for King County.

17.14 *Attorneys' Fees*. In the event of an arbitration, trial, appeal or other similar legal action by a party to this Agreement to enforce the terms hereof or its rights hereunder, the prevailing party in such action shall be entitled to reimbursement from the other party for its reasonable costs (including, without limitation, attorneys' fees) incurred in connection therewith.

17.15 *Counterparts*. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, together, shall constitute one and the same instrument.

Signatures transmitted by facsimile, .pdf attached to an e-mail, or via DocuSign shall be deemed valid and binding.

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This Limited Liability Company Agreement of RODEO DONUT, LLC is executed by the undersigned effective as of the date first above written.

"MANAGING MEMBER"

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Jody Hall

Founder Signature
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Nicki Kerbs

MANAGING MEMBER UNIT MEMBERS

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Jody Hall

Founder Signature
_____
Nicki Kerbs

INVESTOR MEMBER UNIT MEMBERS

Investor Signature
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Print Name: _____